SICHENZIA ROSS FRIEDMAN FERENCE LLP
                                ATTORNEYS OF LAW





                                                              September 27, 2006

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:    Raquel Howard
              Terence O'Brien
              Tia L. Jenkins

       Re:    Woize International Ltd.
              Form 10-KSB for Fiscal Year Ended March 31, 2006
              Filed July 14, 2006
              File No. 0-51797


Ladies and Gentlemen:

     We are counsel to Woize International Ltd. (the "Company"). On behalf of the Company we hereby advise you that the Company is unable, without undue hardship, to respond by September 27, 2006 to the comments of the Commission on the above referenced filing. We are hereby requesting an extension of the date to respond until, on or before October 13, 2006.

     If you have any questions, please contact the undersigned.

                                           Very truly yours,

                                           /s/ Marcelle S. Balcombe
                                           -------------------------
                                           Marcelle S. Balcombe





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